UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Triangle Petroleum Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

89600B102

(CUSIP Number)

Warren T. Lazarow, Esq.	Paul S. Scrivano, Esq.
O’Melveny & Myers LLP	O’Melveny & Myers LLP
2765 Sand Hill Road	Times Square Tower
Menlo Park, CA 94025	7 Times Square
(650) 473-2600	New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)	Page 1 of 18

CUSIP No. 89600B102

1.	Names of Reporting Persons

Palo Alto Investors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 14,751,350
9. Sole Dispositive Power 0
10. Shared Dispositive Power 14,751,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	14,751,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	21.1%

14.	Type of Reporting Person (See Instructions)	CO, HC

CUSIP No. 89600B102

1.	Names of Reporting Persons

Palo Alto Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 14,751,350
9. Sole Dispositive Power 0
10. Shared Dispositive Power 14,751,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	14,751,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	21.1%

14.	Type of Reporting Person (See Instructions)	IA, OO

CUSIP No. 89600B102

1.	Names of Reporting Persons

William Leland Edwards

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 84,600
8. Shared Voting Power 14,751,350
9. Sole Dispositive Power 84,600
10. Shared Dispositive Power 14,751,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	14,835,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)	______

13.	Percent of Class Represented by Amount in Row (11)	21.22%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 89600B102

1.	Names of Reporting Persons

Anthony Joonkyoo Yun, MD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 14,751,350
9. Sole Dispositive Power 0
10. Shared Dispositive Power 14,751,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	14,751,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	21.1%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 89600B102

1.	Names of Reporting Persons

Palo Alto Small Cap Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,757,275
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,757,275

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,757,275

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	6.8%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 89600B102

1.	Names of Reporting Persons

Palo Alto Small Cap Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,047,965
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,047,965

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,047,965

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	5.8%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 89600B102

1.	Names of Reporting Persons

Micro Cap Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,725,548
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,725,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,725,548

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	6.8%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 89600B102

1.	Names of Reporting Persons

Palo Alto Global Energy Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,995,446
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,995,446

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,995,446

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	7.1%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 89600B102

1.	Names of Reporting Persons

Palo Alto Global Energy Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,503,894
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,503,894

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,503,894

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	6.4%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 89600B102

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2009 (the “Original Statement”) (the Original Statement, together with this Amendment No. 1, are collectively referred to herein as the “Statement”), by William Leland Edwards, Palo Alto Investors, LLC (“PAI LLC”), Palo Alto Investors, Inc. (“PAI Corp”), Palo Alto Small Cap Master Fund, L.P. (“Small Cap Master”), Palo Alto Small Cap Fund, L.P. (“Small Cap”), Palo Alto Global Energy Master Fund, L.P. (“Global Energy Master”), Palo Alto Global Energy Fund, L.P. (“Global Energy”), Micro Cap Partners, L.P. (“Micro Cap”) and Anthony Joonkyoo Yun, MD (collectively, the “Filers”). Except as set forth in this Amendment No. 1, all information set forth in the Original Statement remains unchanged and capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Original Statement.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

On November 30, 2009, Triangle Petroleum Corporation (the “Issuer”), Mark Gustafson and Global Energy Master entered into a Memorandum of Understanding (the “MOU”), a copy of which is attached as Exhibit B hereto, pursuant to which, among other things: (i) Mark Gustafson and David Bradshaw will resign with immediate effect as directors of the Issuer; (ii) the Issuer will expand the size of its board of directors from four to five, and appoint Dr. Peter Hill, F. Gardner Parker, CPA and Jonathan Samuels as directors of the Issuer (such persons, together with the remaining directors of the Issuer, the “New Board”); (iii) the New Board will appoint a Chairman of the board of directors of the Issuer; (iv) Mr. Gustafson will resign with immediate effect as Chief Executive Officer, and the New Board will appoint Dr. Hill as Chief Executive Officer of the Issuer; (v) the Issuer will enter into a separation agreement with Mr. Gustafson providing for indemnification for actions taken by Mr. Gustafson prior to his resignation and certain severance payments; (vi) the Issuer will enter into, and the New Board will ratify, an employment agreement with Dr. Hill providing for annual compensation substantially similar to that received by Mr. Gustafson; and (vii) the New Board intends to consider changes in the strategic direction of the Issuer and certain related matters. On December 1, 2009, the Filers issued a press release concerning the Issuer and the matters contemplated by the MOU (the “Press Release”), a copy of which is attached as Exhibit C hereto. References to and the descriptions of the MOU and the Press Release as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the MOU and the Press Release included as Exhibits B and C, respectively, to this Statement, and incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 4 above regarding the MOU and the Press Release is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by adding the following Exhibits:

Exhibit B	Memorandum of Understanding, dated as of November 30, 2009, among Triangle Petroleum Corporation, Mark Gustafson and Palo Alto Global Energy Master Fund, L.P.

Exhibit C	Press Release issued by the Filers dated December 1, 2009

CUSIP No. 89600B102

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 1, 2009

PALO ALTO INVESTORS, INC. By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer
PALO ALTO SMALL CAP MASTER FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer	PALO ALTO SMALL CAP FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer
PALO ALTO GLOBAL ENERGY MASTER FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer	PALO ALTO GLOBAL ENERGY FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer
MICRO CAP PARTNERS, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer
/s/ Anthony Joonkyoo Yun Anthony Joonkyoo Yun, MD	/s/ William Leland Edwards William Leland Edwards

CUSIP No. 89600B102

EXHIBIT INDEX

Exhibit	Exhibit Name

A	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

B	Memorandum of Understanding, dated as of November 30, 2009, among Triangle Petroleum Corporation, Mark Gustafson and Palo Alto Global Energy Master Fund, L.P.

C	Press Release issued by the Filers dated December 1, 2009

EXHIBIT B

MEMORANDUM OF UNDERSTANDING

This Memorandum Of Understanding (the "MOU") is entered into this 30th day of November, 2009 by and among Triangle Petroleum Corporation (“Triangle”), a Nevada corporation, with offices at Suite 1250, 521-3rd Avenue SW, Calgary, Alberta, Canada T2P 3T3, and Palo Alto Global Energy Master Fund, L.P. (“Palo Alto”), with offices at 470 University Avenue, Palo Alto, CA 94301, and Mark Gustafson, of the City of Vancouver, British Columbia.

RECITALS

WHEREAS, Triangle is a publicly traded oil and gas exploration company;

WHEREAS, Palo Alto, by itself and through affiliated investment funds, beneficially owns approximately 21.22% of Triangle’s common stock;

WHEREAS, Triangle and Palo Alto wish to restructure the Board of Directors (“Board”) and management of Triangle;

WHEREAS, Triangle and Palo Alto wish to provide for a change in principle strategic direction to pursue unconventional basins in North America and Canada, which Triangle intends to support by an appropriate capital raise within the next 12 months; and

WHEREAS, the parties hereto desire to memorialize their understanding relating to the proposed restructuring contemplated hereby.

THEREFORE, in consideration of the foregoing, the parties hereby agree to the following:

Section 1. Change in Management. On November 30, 2009: Mark Gustafson agrees to resign with immediate effect as Chief Executive Officer and any other officer position of Triangle and its operating subsidiaries; and the New Board (as defined below) will appoint Peter Hill as the new Chief Executive Officer of Triangle effective immediately. Mr. Hill’s resume is attached hereto as Exhibit A.

Section 2. Change in Board. On November 30, 2009: Mark Gustafson and David Bradshaw will resign as directors of Triangle with immediate effect; and the Board will increase the number of members of the Board from four to five and appoint Peter Hill, Gardner Parker and Jonathan Samuels as directors effective immediately (the Board, as so reconstituted, the “New Board”). The New Board will appoint a Chairman of the Board. Messrs. Parker and Samuels’ resumes and/or curriculum vitae are also attached hereto as Exhibit A.

Section 3. Separation Agreement. Triangle will enter into, and the New Board will ratify, a separation agreement (the “Separation Agreement”) with Mr. Gustafson pursuant to Section 1 hereof. The Separation Agreement will: (i) contain, among other things, indemnification for actions taken by Mr. Gustafson prior to his resignation; (ii) provide for the canceling of the 2005 stock options and the immediate vesting of the 2009 stock options granted to Mr. Gustafson, which 2009 stock options shall be exercisable for a period of 12 months from the date of the Separation Agreement; and (iii) provide that Mr. Gustafson will receive a payment equal to 12 month’s salary

SEC 1746 (11-02)	Page 14 of 18

in lieu of any other severance provisions of his employment agreement with Triangle or its subsidiaries.

Section 4. Release of Escrow Shares. Upon the resignation or removal of any current officer or director, Triangle will assist such officer and/or director in obtaining the immediate release of any shares of Triangle common stock currently held in escrow by the TSX Venture Exchange.

Section 5. Compensation of New Officer and Directors. Triangle will enter into, and the New Board will ratify, an employment agreement with Mr. Hill providing for annual compensation substantially similar to that received by Mr. Gustafson. In addition, the New Board will grant stock options to Messrs. Parker and Samuels for serving on the Board substantially similar to that received by the current Board members.

Section 6. Publicity. No later than one business day after the resignations and appointments pursuant to Sections 1 and 2 hereof, Triangle shall issue a press release relating to the restructuring pursuant to this MOU, in a form reasonably acceptable to all parties hereto. In addition, Triangle shall file a Current Report on Form 8-K with the Securities and Exchange Commission (and any required filings with the TSX Venture Exchange and Canadian securities regulators) no later than two business days after the resignations and appointments pursuant to Sections 1 and 2 hereof, in a form reasonably acceptable to all parties hereto.

Section 7. Strategic Direction and Opportunities. Over the next 12 months following the date hereof, the New Board intends to consider the following matters:

(a)	the location of the principal place of business and other offices of Triangle;

(b)         changes in the strategic direction of Triangle and pursuit of opportunities and operations with respect to oil and gas rights in unconventional basins in North America and Canada; and

(c)         the raising of additional capital for Triangle, including without limitation through a rights offering or another form of equity offering.

Section 8. Binding Agreement. This MOU is a binding agreement on each of the parties hereto, and their successors and permitted assigns.

Section 9. Costs and Expenses. Each party hereto will bear its own legal fees and other costs and expenses incurred in connection with the negotiation, execution and consummation of the transactions contemplated hereby.

Section 10. Waiver and Amendment. This MOU may not be changed, waived or modified except by a written instrument signed by each of the parties hereto.

Section 11. Governing Law. This Agreement and the rights and duties of the parties hereto shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws.

Section 12. Further Assurances. The parties hereto shall execute and deliver such further documents (including without limitation TSX Venture Exchange filings related to the approval of the directors and officers appointed pursuant to Sections 1 and 2 of this Agreement)

and do such further acts as any party hereto shall reasonably request in order to assure and confirm to the parties hereto the rights hereby created or to facilitate the full performance of the terms of this MOU.

Section 13. Entire Understanding; No Third-Party Beneficiaries. This MOU (a) constitutes the entire understanding and supersedes all prior agreements and understandings, both written and oral, among the parties hereto relating to the subject matter hereof, and (b) is not intended to confer upon any person other than the parties hereto any rights (legal, equitable or otherwise) or remedies, whether as third-party beneficiaries or otherwise.

Section 14. Counterparts. This MOU may be executed in as many counterparts as may be deemed necessary or convenient, each of which, when so executed, shall be deemed an original, but all of which shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Memorandum Of Understanding to be executed as of the date first written above.

TRIANGLE PETROLUEM CORPORATION /s/ Mark Gustafson By: Mark Gustafson Its: Chief Executive Officer /s/ Mark Gustafson Mark Gustafson	PALO ALTO GLOBAL ENERGY MASTER FUND, L.P. /s/ Mark Shamia By: PALO ALTO INVESTORS, LLC, General Partner By: PALO ALTO INVESTORS, INC., Manager By: Mark Shamia, Chief Operating Officer

EXHIBIT C

Media Contacts:

Nelli Chowdhury	Mary Beth Kissane
Walek & Associates	Walek & Associates
212-590-0537	212-590-0536
rchowdhury@walek.com	mbkissane@walek.com

Palo Alto Investors Voices its Support of

New Management and Board at Triangle Petroleum

Palo Alto, Calif. (December 1, 2009) - Palo Alto Investors, LLC (“Palo Alto”), which exercises control over more than 21% of the common stock of Triangle Petroleum Corporation (“Triangle”, or the “Company”) (TSXV: TPE; OTCBB: TPLM), today applauded the Company’s Board for its decisive actions on behalf of shareholders.  Earlier today, the Company announced the appointment of Dr. Peter J. Hill as the Company’s Chief Executive Officer.  It also announced the addition of three new Board members who have been brought in to help the Company create a new strategy focused on near-term opportunities in North American unconventional oil and gas basins. In addition to Dr. Hill, the new Board will include Mr. Gardner Parker and Mr. Jonathan Samuels, who collectively bring tremendous experience to the Company.

David Anderson, Director of Energy Research at Palo Alto Investors, commented: “We are very pleased with the Company’s latest changes.  We believe Peter Hill brings a wealth of geologic and management expertise that is unparalleled for the task at hand. His knowledge of unconventional oil and gas basins, along with his significant executive experience with growth companies gives us great confidence. Along with the rest of the Directors, this re-invigorated Board and new management team are well positioned to create a positive future for Triangle Petroleum.”

Mr. Anderson was also complimentary of the existing Board and team: “Mark Gustafson and the other Directors have been very responsive and recognize that additional resources can help the Company create long-term shareholder value.  We are impressed with their clarity of purpose and their willingness to do what is in the best interest of all shareholders.”

Palo Alto believes that the Company has the potential to pursue lower-risk development in oil and gas basins that are more suited to a company of its size.  “We think the Company should think big, but seek opportunities where development success has higher probability and where significant upside exists,” clarified Anderson.

Commenting on the Company’s existing natural gas shale play in Nova Scotia, Mr. Anderson added: “We still believe this has tremendous potential as the geology gets evaluated and well-completion technologies evolve, but it may take time to come to fruition. This new team has expertise that can be put to work creating value immediately.”

About Palo Alto Investors

Since its inception in 1989, Palo Alto Investors, LLC (“Palo Alto”) has focused exclusively on overlooked, misunderstood and undervalued segments of the equity markets. Palo Alto is committed to providing world class money management services to high net worth and institutional investors. Located in Palo Alto, Calif., Palo Alto employs 18 professionals and manages over $1 billion in assets. The firm is independently owned with significant Partner ownership interest.

SEC 1746 (11-02)	Page 18 of 18